

May 30, 2012

<u>Via E-mail</u>
Mr. Rajat Rai
Chief Executive Officer
Akorn, Inc.
1925 W. Field Court, Suite 300
Lake Forest, IL 60045

> **Re: Akorn, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2011**
> **Filed March 15, 2012**
> **Form 10-Q for the Quarterly Period Ended March 31, 2012**
> **Filed May 10, 2012**
> **Form 8-K Dated March 5, 2012**
> **Filed March 6, 2012**
> **Form 8-K Dated February 28, 2012**
> **Filed March 5, 2012**
> **Form 8-K Dated December 22, 2011**
> **Filed December 30, 2011**
> **File No. 001-32360**

Dear Mr. Rai:

    We have reviewed your filings and have the following comments. In our comments, we ask you to provide us with information so we may better understand your disclosure.

    Please respond to this letter within 10 business days or advise us when you will provide the requested response. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your responses to our comments.

    After reviewing any information you provide in response to a comment, we may have additional comments.

<u>Form 10-K for the Fiscal Year Ended December 31, 2011</u>

<u>Item 1A. Risk Factors, page 11</u>

1.   We note the discussion in your March 6, 2012 earnings conference call in which management stated, in the context of discussions of quarterly and yearly revenue growth, that "sequential growth was predominantly due to the launch and arrival of injectable products that were impacted by industry wide growth shortages" and that "drug shortages continue to be rampant and are expected to reach unprecedented levels as more

manufacturers in our industry grapple with GMP issues." Management then noted various steps the company has undertaken to increase capacity and bring discontinued products back to the market. Management later noted certain risks of "choppiness" and "ups and downs" in revenues and uncertainties as to market participants and supply. Given the significant influence on revenues management attributes to the market shortage opportunities as well as capital investments the company has made or appears to be making in order to increase capacity and respond to such opportunities, please provide proposed disclosure for inclusion in future periodic reports that addresses the material risks associated with this strategic objective. Alternatively, please tell us why you have determined that disclosure of the risks associated with this strategic objective are not necessary.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations, page 23

2.   Please provide us proposed revised disclosure of your changes in revenue period-over-period to be included in future periodic reports that separately quantifies and discusses increases and decreases associated with volume changes, price changes and the introduction of new products, separately indicating the impact from business combinations and product revivals associated with market drug shortages. Please see Item 303(a)(3)(iii) of Regulation S-K.

Financial Condition and Liquidity, page 26

3.   Please provide us proposed revised disclosure to be included in future periodic reports that discusses your planned expenditures to complete the capital improvement project to expand operating capacity in your Somerset, New Jersey facility as disclosed in Note E on page 49. In addition, please discuss the impact of the capital expenditure needs associated with your Kilitch Drugs acquisition as discussed in your earnings conference call for the first quarter of 2012.

Contractual Obligations, page 31

4.   Please provide us a proposed revised contractual obligation table and related disclosure to be included in future periodic reports that includes the interest payments associated with your current and long-term debt.

Critical Accounting Policies,
Allowance for Chargebacks and Rebates, page 32

5.   Please provide us proposed revised disclosure in the last paragraph on page 32 to be included in future periodic reports that properly describes why your allowance increased from $2.5 million at the December 31, 2010 to $5.9 million at December 31, 2011. Your current disclosure explains a decline in the allowance that does not appear to exist.

Financial Statements
Consolidated Statements of Operations, page 40

6.   Please provide us proposed revised statements of operations to be included in future periodic reports that parenthetically highlights that your cost of sales does not include amortization of your intangible assets. Please see SAB 11:B.

Consolidated Statements of Cash Flows, page 42

7.   You disclose that you had purchases of property, plant and equipment in investing cash flows of $14.8 million in 2011 that appear to be comprised of a $12.7 million increase in construction in progress and a $2.1 million increase in other property, plant and equipment. During this same period you disclose a net change in accounts payable of $5.9 million in 2011 that appears to consist of a $13 million increase in accounts payable less payables acquired in two significant acquisitions consummated in 2011. Since you do not disclose any amounts in Note O – Supplemental Cash Flow Information for the noncash acquisition of fixed assets, please confirm for us that you have no amounts in accounts payable or accrued expenses at the end of 2011 or 2010 related to fixed assets. Otherwise, tell us the amounts of accounts payable or other accruals related to capital expenditures for property, plant and equipment at the end of 2011 and 2010 and explain to us why you have apparently reflected these amounts as capital expenditures and increases in operating cash inflows in your statements of cash flows.

Notes to Consolidated Financial Statements
Note C – Allowance for Customer Deductions, page 48

8.   Please provide us proposed policy disclosure to be included in future periodic reports of your advertising and promotions component of customer deductions. Separately reference for us the authoritative literature you rely upon to support your policy.

Note F – Financing Arrangements
Convertible Notes, page 49

9.   Please provide us proposed revised disclosure that clarifies where your notes are traded. It does not appear that you registered these notes in any public offering. Please also tell us how you determined that the notes were trading at 144.25% of their face value.

10.   Please tell us why you do not bifurcate the conversion feature of your Notes as a derivative liability. Reference for us the authoritative literature you rely upon to support your accounting. In your response, please tell us how and when the conversion price is subject to adjustment and how each adjustment factor is considered in your derivative liability analysis.

Note Q – Business Combinations and Other Strategic Investments, page 62

11.   Please provide us proposed revised disclosure to be included in future periodic reports
        that indicates your accounting policy for business combinations. In your disclosure,
        please specifically indicate:
        - that you apply the acquisition method;
        - how you record assets acquired and liabilities assumed;
        - how you determine the value of goodwill; and
        - how you treat acquisition costs.

12.   For each of your business combinations in this note you refer to purchase price
        allocations and, for the Lundbeck Products acquisition, you indicate that the allocation of
        purchase price is preliminary. Please provide us proposed revised disclosure to be
        included in future periodic reports that:
        - Removes reference to a purchase price allocation as that is a construct of the purchase
          method. Under the acquisition method, assets acquired and liabilities assumed are
          generally recorded at fair value and goodwill is determined by the excess of the fair
          value of the consideration conveyed to the seller over the fair value of the net assets
          acquired.
        - Specifically identifies which assets, liabilities or items of consideration are
          provisional, the reasons why your initial accounting is incomplete and the nature and
          amount of any measurement period adjustments recognized during the reporting
          period as required by ASC 805-10-50-6.
        This comment also applies to your acquisition of Kilitch selected assets treated as a
        business combination as disclosed in Note 13 to your March 31, 2012 Form 10-Q.

Form 10-Q for the Quarterly Period ended March 31, 2012

Notes to Condensed Consolidated Financial Statements
Note 13 – Business Combinations, page 17

13.   You disclose that you included $1.8 million in taxes and duties related to the transfer of
        the land and the business in your total consideration for the Kilitch acquisition. Please
        tell us to whom you paid these taxes and duties and clarify for us how they qualify for
        recognition as part of applying the acquisition method as stipulated in ASC 805-20-25-3
        and ASC 805-10-25-20 through 25-22. In your response, please explain to us how these
        taxes and duties are not acquisition-related costs under ASC 805-10-25-23. In addition,
        please tell us whether taxes and duties are reflected in your determination of the fair
        value of any identified assets acquired, and if so, how so. Reference for us the
        authoritative literature you rely upon to support your position.

Form 8-K Dated March 5, 2012
Exhibit 99.1

14.   On the first page of this press release you refer to "core business revenue growth." It is unclear whether this measure is a non-GAAP measure because the 77% growth rate for the fourth quarter of 2011 over the same period in 2010 appears to be the same as the increase in your GAAP revenues. However, for the whole year 2011 versus 2010, it appears that GAAP revenues increased by 58% when you disclose that core revenue growth for this period was 69%. Please explain to us whether core business revenue growth is a non-GAAP measure, and if so provide us proposed revised disclosure to be included in future earnings releases that describes this measure and reconciles it to the nearest GAAP measure. If not, please explain the discrepancy noted for the whole year periods.

15.   Please provide us proposed revised discussion of your non-GAAP financial measures on the third page of your release to be included in future earnings releases that describes why you believe your non-GAAP measures provide useful information to investors. Also describe any additional purposes for which you use your non-GAAP measures. Please see Instruction 2 to Item 2.02 of Form 8-K which indicates that Item 10(e)(1)(i) of Regulation S-K applies to these disclosures.

Form 8-K Dated February 28, 2012
Item 9.01. Financial Statements and Exhibits

16.   In this section you indicate that you will file the financial statements and pro forma financial information required within 71 calendar days of the due date of this filing. Based on our calculations, this information was required to be filed on May 15, 2012. Refer to the instruction to Item 9.01 of Form 8-K regarding the consequences of not filing this information on your ability to register and sell securities.

Form 8-K Dated December 22, 2011
Item 9.01. Financial Statements and Exhibits

17.   In this section you indicate that you will file the financial statements and pro forma financial information required within 71 calendar days of the due date of this filing. Based on our calculations, this information was required to be filed on March 9, 2012. Refer to the instruction to Item 9.01 of Form 8-K regarding the consequences of not filing this information on your ability to register and sell securities.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Mark Brunhofer, Staff Accountant, at (202) 551-3638 or Gus Rodriguez, Accounting Branch Chief, at (202) 551-3752 if you have questions regarding the processing of your response as well as any questions regarding comments on the financial statements and related matters. You may contact Karen Ubell, Staff Attorney, at (202) 551-3873 or Daniel Greenspan, Legal Branch Chief, at (202) 551-3623 with questions on any of the other comments. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief Accountant